[redacted]

14046042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 27 2014 Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Koehler Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5764 James Drive
(No. and Street)

Stevensville (City) MI (State) 49127 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy P. Koehler 269-429-0650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seber Tans, PLC
(Name – *if individual, state last, first, middle name*)

555 West Crosstown, Suite 304 (Address) Kalamazoo (City) MI (State) 49008 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/20/14

OATH OR AFFIRMATION

I, Randy P. Koehler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Koehler Financial. LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Randy P Koehler
Signature

Sole Member
Title

Erica Lynn Momany
Notary Public

ERICA LYNN MOMANY
Notary Public - Michigan
Berrien County
My Commission Expires Dec 7, 2018
Acting in the County of Berrien

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOEHLER FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF KOEHLER FINANCIAL SERVICES, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2013 and 2012

SEBER TANS, PLC
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
Member of CPA Associates International, Inc.

KOEHLER FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF KOEHLER FINANCIAL SERVICES, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2013 and 2012

TABLE OF CONTENTS

SEBER TANS, PLC
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Koehler Financial, LLC. (a wholly owned subsidiary of Koehler Financial Services, Inc.)

Report on Financial Statements

We have audited the accompanying financial statements of Koehler Financial, LLC (a single member limited liability company and wholly owned subsidiary of Koehler Financial Services, Inc.), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Koehler Financial, LLC. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

555 W. Crosstown Parkway, Suite 304
Kalamazoo, Michigan 49008
www.sebertans.com

Phone (269) 343-8180
Fax (269) 343-5419

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Seber Tans, PLC

Seber Tans, PLC
Kalamazoo, Michigan

February 12, 2014

Koehler Financial, LLC. (A Wholly Owned Subsidiary of Koehler Financial Services, Inc.)
Statements of Financial Condition
December 31, 2013 and 2012

	2013	2012
ASSETS		
Current Assets		
Cash	$ 88,596	$ 116,538
Accounts receivable	19,218	39,563
Total Assets	**$ 107,814**	**$ 156,101**
MEMBER'S EQUITY		
Member's Equity		
Equity – Koehler Financial Services, Inc.	**$ 107,814**	**$ 156,101**

The Accompanying Notes are an integral part of these Financial Statements.

Koehler Financial, LLC. (A Wholly Owned Subsidiary of Koehler Financial Services, Inc.)
Statements of Operations
For the Years Ended December 31, 2013 and 2012

	2013	2012
REVENUE		
Commissions	$ 386,713	$ 406,964
OPERATING EXPENSES		
Advisory fees	435,000	274,059
Wages	18,000	9,000
Rent	7,200	6,600
Accounting and legal	6,340	3,348
Taxes, licenses and fees	3,563	11,511
Insurance	870	870
Software	367	368
Allocated expense	---	115,000
Office supplies	---	358
Postage	---	113
Total Operating Expenses	471,340	421,227
Net Loss	**$ (84,627)**	**$ (14,264)**

The Accompanying Notes are an integral part of these Financial Statements.

Koehler Financial, LLC. (A Wholly Owned Subsidiary of Koehler Financial Services, Inc.)
Statements of Changes in Member's Equity
For the Years Ended December 31, 2013 and 2012

	2013	2012
Equity, Beginning of Year	$ 156,101	$ 138,196
Member advances	36,340	32,169
Net Loss	(84,627)	(14,264)
Equity, End of Year	**$ 107,814**	**$ 156,101**

The Accompanying Notes are an integral part of these Financial Statements.

Koehler Financial, LLC. (A Wholly Owned Subsidiary of Koehler Financial Services, Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (84,627)	$ (14,264)
Adjustments to reconcile net loss to net cash used in operating activities:		
Expenses paid by parent Koehler Financial Services, Inc.	36,340	32,169
Change in:		
Accounts receivable	20,345	(39,110)
Net Cash Used In Operating Activities	(27,942)	(21,205)
Cash at Beginning of Year	116,538	137,742
Cash at End of Year	**$ 88,596**	**$ 116,538**

The Accompanying Notes are an integral part of these Financial Statements.

NOTE A – Summary of Significant Accounting Policies

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company is a single member (of Koehler Financial Services, Inc.) and is a Michigan Limited Liability Company (LLC). Its only line of business as a broker-dealer involves agency transactions. Its customers are located primarily in Southwestern Michigan.

Accounting Method

Assets, liabilities, revenues and expenses are recorded on the accrual basis of accounting.

Accounts Receivable

All accounts were deemed by management to be collectible; therefore no allowance for doubtful accounts has been established.

Financial instruments

The Company's financial instruments consist of cash and accounts receivable. The Company's estimates of fair value for financial instruments approximate their carrying amounts.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company became a Michigan Limited Liability Company on October 8, 1999. Under this provision the Company does not pay Federal income taxes on its taxable income. Instead, the member is liable for Federal and state income taxes on their respective ownership percentage of the Company's taxable income.

Management has analyzed tax positions taken by the Company, and has concluded that as of December 31, 2013 and 2012, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company may be subject to audits by taxing jurisdictions; however, there are currently no audits for any open tax years. Management believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE B – Concentration of Credit Risk

The Company is engaged in various brokerage activities whose counterparties primarily include mutual fund companies, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE C – Related Party Transactions

The Company has an annual agreement to share office space and certain administrative expenses with Koehler Financial Services, Inc. (A Company under common control). Additionally, Koehler Financial Services, Inc. pays all direct expenses on behalf of the Company. The Company's share of costs paid to Koehler Financial Services, Inc. for costs under its annual agreement totaled $507,680 and $453,696, during the years ended December 31, 2013 and 2012, respectively and included operating expenses such as rent, wages, advisory fees and allocated expenses.

NOTE D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $88,598 and $136,002 at December 31, 2013 and 2012, respectively, which was $83,598 and $131,002 in excess of its required net capital at December 31, 2013 and 2012, respectively. The Company did not have any aggregate indebtedness at December 31, 2013 or 2012.

NOTE E – Subsequent Events

Management has evaluated subsequent events through February 12, 2014, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17a-5

Koehler Financial, LLC. (A Wholly Owned Subsidiary of Koehler Financial Services, Inc.)
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$	107,815
Deductions and/or charges:		
Total nonallowable assets		(19,217)
Net Capital	$	88,598

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	---
Minimum dollar net capital requirement for broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	83,598
Net capital less 120% of requirement	$	82,598

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$	---
Ratio of aggregate indebtedness to net capital		0.00%

At December 31, 2013, there was no material difference between audited net capital above and net capital as reported in the Company's Part II (unaudited) FOCUS report. As a result, no reconciliation has been presented.

The Company claims exemption under section k(1), *Limited Business* (mutual funds and/or variable annuities only). As a result, schedules II, III and IV, required under rule 15c3-3 of the Securities and Exchange Commission, have not been presented.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Koehler Financial, LLC. (a wholly owned subsidiary of Koehler Financial Services, Inc.)

In planning and performing our audit of the financial statements of Koehler Financial, LLC. (a wholly owned subsidiary of Koehler Financial Services, Inc.) (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seber Tans, PLC

Seber Tans, PLC
Kalamazoo, Michigan

February 12, 2014